Mail Stop 3561

January 18, 2008

Mr. Joseph C. Berenato
 President and Chief Executive Officer
DUCOMMUN INCORPORATED
23301 Wilmington Avenue
Carson, California 90745-6209

> **Re: Ducommun Incorporated**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-08174**

Dear Mr. Berenato:

       We have completed our review of your Form 10-K and have no further comments at this time.

                                    Sincerely,

                                    David R. Humphrey
                                    Branch Chief